

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

David A. Martin
SVP and Chief Financial Officer
Titan International, Inc.
1525 Kautz Road, Suite 600
West Chicago, IL 60185

> **Re: Titan International, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-12936**

Dear David A. Martin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing